Exhibit A

Husky Energy Announces 2013 Second Quarter Dividend

Calgary, Alberta (July 25, 2013) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2013. The dividend will be payable on October 1, 2013 to shareholders of record at the close of business on August 29, 2013.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period July 1, 2013 to September 30, 2013. The dividend of $0.27813 per Series 1 Preferred Share will be payable on September 30, 2013 to holders of record at the close of business on August 29, 2013.

Pursuant to the Company’s articles, which allow shareholders to accept dividends declared on the common shares in cash or in common shares, shareholders who have not already accepted to receive dividends in the form of common shares, but would like to do so, are instructed to inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 22, 2013. A link to an electronic copy of the Stock Dividend Confirmation Notice is available on the Company’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602